July 23, 2008

VIA EDGAR (Correspondence Filing) U.S. Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549 Attn: Kim Browning (202) 551-6974

RE:

Leigh Baldwin Total Return Fund, a series of Frank Funds
(the “Registrant”)
File No. 333-113657; 811-21532

Dear Ms. Browning:

On behalf of the Registrant, this letter responds to the comments you provided by telephone, with respect to Post-Effective Amendment No. 4 to the Registration Statement, filed May 9, 2008 (the “Amendment”).  Your comments are set forth below, and each is followed by the Registrant’s response.

Prospectus

Comment 1 - Under the section entitled "Principal Investment Strategies," in the fourth paragraph, please revise in plain English and explain how maintenance of a cash position in the Fund is consistent with the Fund's stated objective of total return.

Response 1 – After discussions with the Adviser, the first sentence of the paragraph in question has been revised as to read as follows:

"The Fund may also maintain a position in cash or cash equivalents so that the Adviser has sufficient resources to make investments consistent with the Fund's investment objective as opportunities arise without having to sell other holdings."

Comment 2 - Under the section entitled "Principal Investment Strategies," in the fourth paragraph, with regard to the description of investment in high quality fixed income securities, please state whether these investments are principal strategies.  If so, additionally explain the credit quality of the high quality fixed income securities, specifically who rates the securities and whether the use of the high quality fixed income securities are for hedging purposes or for capital formation.

Response 2 - After discussions with the Adviser, the second sentence of the paragraph in question has been revised and a third sentence has been added so that the disclosure now reads as follows:

"Finally, the Fund may on occasion invest a limited percentage (normally less than 20%) of the Fund's assets in high-grade fixed income securities in an attempt to achieve total return and potentially lessen the market risk and volatility associated with the equity holdings in the Fund.  High-grade fixed income securities are defined by the Adviser as those fixed income securities rated A or higher by Standard & Poors."

Comment 3 - Under the section entitled "Principal Investment Risks," in the third paragraph labeled "Sector Risk," please identify any sectors in which the Fund may be over-weighted.

Response 3 – After discussion with the Adviser, there is no reason to believe that the Adviser's investment style will result in concentration in any particular sector, therefore the risk disclosure has been deleted.

Comment 4 - Under the section entitled "Principal Investment Risks," in the fourth paragraph labeled "Foreign Risk," reference is made to the use of American Depositary Receipts ("ADRs").  Include in the previous "Principal Investment Strategies" section a corresponding reference to the use of ADRs.  Additionally in this section, identify if the ADRs will be sponsored or unsponsored.

Response 4 – The following new sentence has been added to the second paragraph of the "Principal Investment Strategy" section of the prospectus:

"However, the Fund may also invest in sponsored and unsponsored American Depositary Receipts (ADRs), which represent an indirect investment in foreign companies."

Comment 5 - Under the section entitled "Principal Investment Risks," in the fourth paragraph labeled "Foreign Risk," state the degree to which the Fund will be invested in emerging markets and, if a principal investment strategy, include a risk disclosure related to investments in emerging markets.

Response 5 – After discussions with the Adviser it was determined that the Fund will have very little, if any, exposure to issuers in emerging markets.  Therefore, no change has been made to the disclosure in this section.

Comment 6 - Under the section entitled "Principal Investment Risks," in the fifth paragraph labeled "Portfolio Turnover Risk", assess whether the portfolio turnover rate will be high enough that it could be deemed a principal investment strategy.

Response 6 – After discussions with the Adviser, there is no reason to believe that the Fund's portfolio will exceed 100% on an annual basis.  Therefore, the portfolio turnover risk disclosure has been deleted.

Comment 7 - Under the section entitled "Principal Investment Risks," assess whether additional risk factors covering investments in fixed income securities and cash and cash equivalents should be included.  Additionally, assess whether any risk disclosures related to investments in any particular market cap ranges should be included.

Response 7 – The Registrant has included a fixed income risk disclosure.  There has been no change made to the disclosure regarding cash or cash equivalents or particular market cap risks.

Comment 8 - Under the section entitled "Principal Investment Risks," assess whether additional risk disclosures should be included for each of the types of equity securities identified in the "Principal Investment Strategy" section.

Response 8 – After discussion with the Adviser, it was determined that additional risk disclosure related to investment in other investment companies and ETFs was appropriate.  The reference to preferred stocks has been deleted as preferred stocks will likely not be  a part of the Fund's principal strategy.

Comment 9 – Under the section entitled "Is the Fund Right For You," provide additional information regarding what is considered "long term investment" in the second sentence.

Response 9 – This section of the prospectus has been deleted.

Comment 10 – Under the section entitled "Fees and Expenses," in the table describing the Annual Fund Operating Expenses, provide a parenthetical reference to the Net Annual Fund Operating Expenses line to reflect the fact that the line does not include certain expenses, such as the acquired fund fees and expenses.

Response 10 – The net expenses line in the fee table has been revised to include the acquired fun fees and expenses.  The Fund  does not anticipate incurring any of the other excluded expenses.

Comment 11 – Under the section entitled "Fees and Expenses," in the table describing the Annual Fund Operating Expenses, there are references to "waived fees" and "fee waiver" agreements.  Please note that it is the staff's position that fees cannot be referred to as "waived" if they are subject to recoupment.  Please revise the disclosure.  Additionally, please note if the agreement regarding the Adviser's fee reduction or reimbursement can be terminated only by the Board.

Response 11 – The disclosures in the fee table, including the footnotes, have been revised to change references to "waive" to "defer".  Additionally, disclosure has been added to indicate that the agreement under which the Adviser has agreed to cap or reimburse certain expenses may only be terminated by the Trust's Board.

Comment 12 – Under the section entitled "Fees and Expenses," in the Example, please verify that the 3 year number does not include the reduced fees based on the Adviser's agreement to cap or reimburse expenses.

Response 12 – The effect of the fee deferral and expense limitation agreement is only reflected in the one year example.

Comment 13 – Under the section entitled "Temporary Defensive Positions," please assess whether this section should be moved to the "Principal Investment Strategy" section of the prospectus in accordance with Item 2 of Form N-1A.

Response 13 – After discussions with the Adviser, it was determined that it would very unlikely for the Fund to take such a temporary defensive position given the Fund's flexibility to invest in other investments as determined by the Adviser.  Therefore, the disclosure seems most appropriate as Item 4 disclosure in accordance with the Instructions to Form N-1A.

Comment 14 – Under the section entitled "Management of the Fund," revise in plain English the disclosures related to Leigh Baldwin's experience for the last 5 years.  Also consider whether additional disclosures related to this being and new mutual fund and the Adviser having no experience in managing a mutual fund should be included here.

Response 14 – The requested disclosures have been added to the prospectus and additional information regarding Mr. Leigh Baldwin's professional experience for the last 5 years has been added to the prospectus as well.

Comment 15 – Under the section entitled "Purchasing Fund Shares," in the first paragraph under the subheading "Determination of Net Asset Value," explain how the net asset value of the Fund is determined when the New York Stock Exchange closes early.

Response 15 – Additional disclosure has been added to reflect that fact that the net asset value of the Fund may be calculated earlier than 4:00 p.m. Eastern time on days that the New York Stock Exchange closes early.

Comment 16 – Under the section entitled "Purchasing Fund Shares," in the second paragraph under the subheading "Determination of Net Asset Value," explain that fair pricing might be used to rectify inaccuracies in the foreign markets.

Response 16 – The following disclosure has been added to the section entitled "Purchasing Fund Shares," in the second paragraph under the subheading "Determination of Net Asset Value:"

 "Trading in securities on foreign securities stock exchanges and over-the-counter markets, such as those in Europe and Asia, may be completed well before the close of business on the NYSE on each day that the NYSE is open.  Occasionally, events occur between the time at which trading in a foreign security is completed and the close of the  NYSE that might call into question the availability (including the reliability) of the value of a foreign security held by the Fund.  As a result, the Fund may be susceptible to what is referred to as "time zone arbitrage."

Comment 17 – Under the section entitled "Purchasing Fund Shares," in the paragraph under the subheading "Purchasing Fund Shares," please provide a timeframe for when potential shareholders will be informed that their purchase orders have been rejected.

Response 17 – The following sentence has been added to the paragraph in question:

"If a purchase order is rejected, you will be notified the next business day following receipt of the purchase order."

Comment 18 – Under the section entitled "Redeeming Fund Shares," in the paragraph under the subheading "Redemption Price," please provide additional disclosure making clear that the redemption orders must be received by 4:00 Eastern time, similar to the disclosure in the paragraph entitled "Purchasing Fund Shares."

Response 18 – The following disclosure has been added to the section entitled "Redeeming Fund Shares," in the paragraph under the subheading "Redemption Price:"

"Redemption requests received by the Fund’s transfer agent in good order before the close of the NYSE (normally 4:00 p.m. ET) will receive the NAV calculated that day.  Redemption requests received by the Fund’s transfer agent after the close of the NYSE will receive the NAV calculated following the close of the NYSE on the next following business day."

Statement of Additional Information

Comment 19 – Under the section entitled "Additional Information About the Fund's Investments," under the heading "Non-Principal Investment Strategies and Risks," in the second paragraph under the sub-heading "Corporate Debt Securities," assess what percentage of the Fund's assets may be invested in lower quality debt securities and if a principal strategy, move the disclosure to the Prospectus.

Response 19 – After discussions with the Adviser, it was determined that the Fund will likely not purchase lower debt securities and may have very little, if any exposure to lower quality debt securities otherwise.  However, the potential exists for a high quality debt security to be downgraded while held in the Fund's portfolio.  Therefore, disclosure in the Statement of Additional Information rather than the Prospectus seem appropriate.

Comment 20 – Under the section entitled "Additional Information About the Fund's Investments," under the heading "Non-Principal Investment Strategies and Risks," in the paragraphs sub-headed "Preferred Stocks" and "Foreign Securities" assess whether these disclosures relate to principal strategies and risks and should, therefore, be moved to the Prospectus in accordance with Item 2 of Form N-1A.

Response 20 – Although the Fund may invest in these securities, Adviser indicates that investment in either preferred stocks or foreign securities (other than ADRs) would be very limited, to that point that investment in these securities would not be deemed a principal investment strategy.  Accordingly, no change has been made to the disclosure pursuant to Comment 20.

Comment 21 – Under the section entitled "Additional Information About the Fund's Investments," under the heading "Investment Restrictions," in the paragraph headed "Non- Fundamental" and in the numbered paragraph 1 entitled "Pledging," provide disclosure regarding the limit to which the Fund may pledge its assets.

Response 21 – Additional disclosure has been added regarding the limit of pledging a maximum of 33⅓% of the Fund's assets.

Comment 22 – Under the section entitled "Additional Information About the Fund's Investments," under the heading "Investment Restrictions," in the paragraph headed "Non- Fundamental" and in the numbered paragraph 4 entitled "Illiquid Investments," provide disclosure regarding the actions to be taken by the Fund to reduce the level of illiquid assets below the stated 15% limit.

Response 22 – The following sentence has been added to the "Illiquid Investments" paragraph:

"In the event the Fund exceeds this 15% limitation, the Fund will not purchase additional illiquid securities until the Fund is back into compliance with the 15% limitation."

Comment 23 – Provide information related to the Fund's use of repurchase agreements.

Response 23 – After discussions with the Adviser, the Adviser has no intent to invest in repurchase agreements.

Part C and General Comments

Comment 24 – Registrant is reminded to provide omitted information and file all omitted exhibits, including material contracts involving the Fund.

Response 24 – Registrant will include all omitted information, omitted exhibits and materials contracts in a filing made pursuant to Rule 485(b).

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 352-6725 if you should require any further information.

Sincerely,

JoAnn M. Strasser